UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 30, 2004.

Commission File Number

DSG International Limited

(Translation of registrant’s name into English)

17/Floor Watson Centre, 16-22 Kung Yip Street, Kwai Chung, NT, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Peter Chang
Chief Financial Officer

Date December 16, 2004

DSG INTERNATIONAL LIMITED REPORTS THIRD QUARTER AND

YEAR-TO-DATE FINANCIAL RESULTS

Duluth, Georgia, December 16, 2004 DSG International Limited (NASDAQ: DSGIF) today announced financial results for the third quarter ended September 30, 2004. Net sales in the third quarter ended September 30, 2004 were $53.6 million which was at the same level as last year’s third quarter net sales at $53.4 million. Net income in the third quarter 2004 was $546,000 compared with net loss of $1.9 million in the same period last year.

The sales in the Company’s Greater China, South East Asia and Europe regions recorded double digit growth in the third quarter of 2004 versus 2003. We have experienced this growth level for two consecutive quarters. However, this sales growth was offset by the decline of the Company’s North American sales due to the decision made to exit the unprofitable institutional adult incontinence business in June 2004. Gross profit margin in the third quarter of 2004 was 25.3% compared to 23.8% for the same period last year. The improvement is primarily attributed to the reduction of manufacturing overhead in North American operations. Selling, general and administrative expense as a percentage of net sales lowered to 22.9% compared to 25.6% in the same quarter last year. This reduction reflected the impact of $1.5 million stock based compensation charged in last year. Excluding this item, the selling, general and administrative expense in the third quarter of 2003 was $12.4 million or 23.1% of net sales. A restructuring cost of $510,000 was recorded in the third quarter of 2004 for the closure of the adult incontinence operation in Wisconsin, USA. Interest expense for the quarter ended September 30, 2004 was $460,000 compared to $340,000 last year due to higher level of debts at September 30, 2004 of $39.3 million versus $24.8 million at September 30, 2003.

For the nine months ended September 30, 2004, net sales increased by 1.3% to $164.3 million from $162.1 million for the same period in 2003. Gross profit margin in the first nine months of 2004 improved by 2.2% points to 26.0% from 23.8% in the previous year primarily due to reduction of manufacturing overhead in the North American operations. Selling, general and administrative expense as a percentage of net sales for the first nine months of 2004 was 23.7% compared to 26.0% for the same period last year. Selling, general and administrative expenses through September 30, 2003, included stock-based compensation charge of $3.1 million and real estate transaction costs associated with a purchase of real estate in the amount of $530,000. Excluding these charges, the selling, general and administrative expense for the nine months ended September 30, 2004 as a percentage of net sales was 23.7%, which was comparable with this year’s level. Higher interest expense of $1.4 million in the nine months of 2004 compared to $1.0 million last year was due to higher debt levels. Exchange loss of $864,000 in the nine months period of 2004 was primarily due to exchange losses realized on intercompany loans. As a result, net income for the nine months ended September 30, 2004 was $1.2 million compared to a net loss of $6.1 million for the same period last year.

Brandon Wang, Chairman of the Company, said: “I am pleased to see our operation continuing to improve over last year for three quarters in a row. It reinforces our belief that the initiatives we have been working on diligently are the correct ones for our business. While the Company is heading in the right direction, we, as a company also faced the recent significant cost increase pressure from raw material, energy and other operational expenses. Although this presents another challenge for the Company, with the ongoing focus on cost reduction, coupled with aggressive initiatives to stream line the operations, I am confident that the Company is well positioned to weather the storm.”

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Ohio and Washington, the Company also maintains manufacturing operations in Hong Kong, Great Britain, China, Thailand, Indonesia and Malaysia. Additionally, the Company distributes its products throughout Asia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products and training pants at certain of its operations. Its best selling brands include “Fitti®”, “Pet Pet®”, “Cosifits®”, “Baby Love®”, “Babyjoy®”, “Dispo 123™”, “Handy™”, “Certainty®”, “Merit®” and “Drypers®”.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This news release may contain forward-looking statements or predictions. These statements represent our judgment as of this date and are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed in such forward-looking statements. Potential risks and uncertainties are discussed in depth in DSG International Limited filings with the SEC, copies of which may be accessed through the SEC’s World Wide Web site at http://www.sec.gov.

December 16, 2004

STATEMENTS OF OPERATIONS

(In thousands, except earnings per share)

The Statements of Operations for the three-month and nine-month periods ended September 30, 2004 and 2003 are derived from unaudited financial statements which, in the opinion of the management, include all necessary adjustments, consisting only of normally recurring adjustments, for a fair presentation of the results of operations for these time frames. The results for the periods, however, are not necessarily indicative of the results for the full year.

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Net sales	$53,639	$53,445	$164,284	$162,148

Gross profit	13,542	12,738	$42,773	38,564

Gain (loss) on sale of property, plant and equipment	197	15	399	(36)
Selling, general and administrative expense	(12,256)	(13,704)	(38,861)	(42,155)
Restructuring costs	(510)	—	(510)	—

Operating income (loss)	973	(951)	3,801	(3,627)

Interest expense	(460)	(340)	(1,434)	(1,036)
Exchange gain (loss)	(246)	(226)	(864)	425
Other income	151	185	505	410

Income (loss) from continuing operations before income taxes	418	(1,332)	2,008	(3,828)

Credit (provision) for income taxes	87	(351)	(814)	(1,394)
Minority interest	41	(235)	41	(925)

Net income (loss)	$546	$(1,918)	$1,235	$(6,147)

Earnings (losses) per share:
Basic	$0.08	$(0.30)	$0.17	$(0.91)

Diluted	$0.07	$(0.30)	$0.17	$(0.91)

Weighted average number of shares outstanding:
Basic	7,258	6,500	7,258	6,767

Diluted*	7,433	7,870	7,433	7,751

*	The restricted shares and stock options outstanding at September 30, 2003 have not been included in the computation of diluted earnings per share because to do so would be anti-dilutive for the three months and nine months ended September 30, 2003.

STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Net income (loss)	$546	$(1,918)	$1,235	$(6,147)
Other comprehensive income (loss)
Foreign currency translation adjustments	104	567	(198)	871

Comprehensive income (loss)	$650	$(1,351)	$1,037	$(5,276)

BALANCE SHEET DATA

(Dollars in thousands, unaudited)

	September 30, 2004	December 31, 2003
Working capital	$9,319	$13,171
Total assets	136,530	132,728
Long-term debt	17,135	14,167
Shareholders’ equity	54,954	53,120

At September 30, 2004 the Company had cash totaling $14.4 million.

Included as Exhibits to this Third Quarter Report

Exhibit
32.1	Certification by Brandon Wang pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002

32.3	Certification by Peter Chang pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002